

March 31, 2005

www. myprovident.com

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2004. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$29.74
52-week range:	$22.30 - $30.96
Shares outstanding	6,993,590 shares
Market cap:	$208.0 million
P/E (ttm):	11.66
EPS (ttm):	$2.55
Annual div & yield:	$0.56 (1.88%)
Div distribution date:	14-Mar-05
Div record date:	18-Feb-05
As of March 31, 2005.	

Organizational Chart



PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate

- Expanding customer base and market

- Strong mortgage operations

- Outstanding asset quality

- Largest independent community bank headquartered in Riverside County, California

PROV Overview

Southern California



Provident Bank

Full Service Offices:

- ⭐ Blythe
- ⭐ Canyon Crest, Riverside
- ⭐ Corona
- ⭐ Corporate Office, Riverside
- ⭐ Downtown, Riverside
- ⭐ Hemet
- ⭐ Moreno Valley
- ⭐ Orangecrest, Riverside
- ⭐ Rancho Mirage
- ⭐ Redlands
- ⭐ Sun City
- ⭐ Temecula

Provident Bank Mortgage

Wholesale Office:

- Rancho Cucamonga

Retail Offices:

- Call Center, Riverside
- City of Industry
- Corona
- Fullerton
- Glendora
- Huntington Beach
- La Quinta
- Rancho Mirage
- Riverside
- Torrance

Attractive Inland Empire Market

- "This fast population growth has continued since the 2000 Census, with Riverside ranking as the 3rd fastest growing county of the 3,100 counties in the nation and San Bernardino as the 6th fastest growing county."
  Source: Inland Empire 2004 Indicators Report.
- "The Inland Empire is a leader in job creation for the Southern California region. It has added new jobs every year for the last twenty years. Even during the 1990s when Southern California lost over 500,000 jobs, the Inland Empire gained jobs. Since 1990, the Inland Empire easily outdistances its other peer counties in California, gaining over 372,000 jobs even as Los Angeles County lost 151,000 jobs."
  Source: Inland Empire 2004 Indicators Report.
- "With housing affordability in Southern California's higher income coastal counties down to 11% in San Diego, 13% in Orange and 17% in Los Angeles counties, buyers are migrating to the Inland Empire causing soaring demand for housing from entry level to high-end."
  Source: January 2005 Inland Empire Quarterly Economic Report.

Business Strategy

Holding Company

- Prudent share repurchase program

- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments

- Loan portfolio mix - "preferred loans" vs. single-family loans

- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance

- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

PROV Highlights

Financial Position:	As of 03/31/2005	As of 12/31/2003
Total assets ……………………..	$ 1.62 billion	$ 1.30 billion
Loans held for investment ………	$ 1.10 billion	$ 870.1 million
Deposits ………………………..	$ 943.5 million	$ 810.0 million
Equity ………………………….	$ 119.5 million	$ 105.1 million
Tangible equity …………………	$ 119.4 million	$ 105.0 million

Financial Results:	Quarter Ended 03/31/2005	Quarter Ended 12/31/2003
Net income ……………………..	$ 4.6 million	$ 3.1 million
Return on average equity ………	15.48%	11.90%
Return on average assets ……..	1.20%	0.99%
Net interest margin ……………..	2.98%	2.95%
Efficiency ratio …………………	48.45%	55.92%
Total loan originations ………….	$ 510.9 million	$ 384.2 million
Provident Bank ………………	$ 72.4 million	$ 57.1 million
Provident Bank Mortgage ….	$ 438.5 million	$ 327.1 million

Quarterly Net Income



(In millions)

37% C.A.G.R.*

- 12/03: $3.1
- 03/04: $4.1
- 06/04: $4.3
- 09/04: $4.3
- 12/04: $5.0
- 03/05: $4.6

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

9

Pre-Tax Income - Operating Segments

(In millions)



Quarterly Net Interest Income



20% C.A.G.R.*

(In millions)

- $12.0
- $10.0
- $8.0
- $6.0
- $4.0
- $2.0
- $-

$8.8 — 12/03
$9.6 — 03/04
$9.4 — 06/04
$10.0 — 09/04
$10.4 — 12/04
$11.0 — 03/05

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

11

Non-Interest Income



(In millions)

Operating Expenses



(In millions)

$8.0

$7.0

$6.0

$5.0

$4.0

$3.0

$2.0

$1.0

$-

$7.2 $7.0 $7.6 $7.6 $8.0 $7.9

12/03 03/04 06/04 09/04 12/04 03/05

(Quarter Ended)

13

Net Interest Margin



G&A to Average Assets



Efficiency Ratio



Return on Average Assets



Return on Average Equity



Diluted Earnings per Share



37% C.A.G.R.*

12/03	$0.43
03/04	$0.57
06/04	$0.60
09/04	$0.60
12/04	$0.71
03/05	$0.64

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Book Value per Share



14% C.A.G.R.*

Quarter Ended	Book Value per Share	Tangible Book Value per Share
12/03	$14.55	$14.52
03/04	$15.26	$15.24
06/04	$15.51	$15.49
09/04	$16.03	$16.01
12/04	$16.60	$16.59
03/05	$17.09	$17.08

Legend: ■ Book Value per Share ■ Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.



Community Banking





Total Assets



* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Loan to Investment Mix



(In millions)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Provident Bank Loan Originations ("Preferred Loans")



(In millions)

22% C.A.G.R.*

Quarter Ended	Value
12/03	$57
03/04	$67
06/04	$72
09/04	$85
12/04	$62
03/05	$72

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Loan Portfolio Mix
(Loans Held for Investment)





"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



	12/03	03/04	06/04	09/04	12/04	03/05
Non-Performing Assets	$2,497	$1,509	$1,085	$1,074	$1,146	$584
NPA to Total Assets	0.19%	0.11%	0.08%	0.07%	0.08%	0.04%

Transaction Accounts, CDs & Borrowings



(In millions)

(Quarter Ended)

Transaction Accounts CDs Borrowings

Deposit Composition





28





Mortgage Banking



Provident Bank Mortgage Loan Originations



(In millions)

Saleable ■ Portfolio

(Quarter Ended)

30

PBM Purchase vs. Refinance



	12/03	03/04	06/04	09/04	12/04	03/05
Refinance	38%	47%	42%	32%	37%	40%
Purchase	62%	53%	58%	68%	63%	60%

(Quarter Ended)

"High Margin" vs. "Low Margin" Products

(In millions)



* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Gain on Sale Margin



* Implemented SEC Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments."

Capital Management

Stockholders' Equity



* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Share Repurchase Program



(Quarter Ended)	12/03	03/04	06/04	09/04	12/04	03/05
Shares Repurchased	0	25,000	116,669	110,000	0	28,470
Average Cost per Share	$0.00	$23.65	$24.03	$23.23	$0.00	$27.94

Cash Dividend per Share



Consolidated Capital Ratio





Bank Capital Ratio

Tier 1 Core Capital Ratio

Chart: Tier 1 Core Capital Ratio by Quarter Ended

Quarter Ended	Ratio
12/03	6.62%
03/04	6.43%
06/04	6.90%
09/04	6.43%
12/04	6.31%
03/05	6.05%

(Quarter Ended)

39

Stock Performance



	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Dec 2004	Feb 2005
PROV	$100	$121	$131	$120	$148	$147	$144
Nasdaq Bank Index	$100	$112	$113	$114	$117	$128	$120
Nasdaq Stock Index	$100	$112	$111	$114	$106	$122	$115

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on September 30, 2003 and that all dividends were reinvested.





www.myprovident.com